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SEC FILE NUMBER
8-49007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BestVest Investments, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 N. Jackson Street, Suite 305
(No. and Street)

Media	PA	19063
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James W. O'Connor	(610) 891-2870	jim@bestvest.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Romeo and Chiaverelli LLC
(Name – if individual, state last, first, and middle name)

One Bala Avenue, Ste 234	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	(Zip Code)

9/1/2009	3721
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. O'Connor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BestVest Investments, Ltd, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
GENNARO VUONO - Notary Public
Montgomery County
My Commission Expires Jan 14, 2023
Commission Number 1172589

Gennaro Vuono
Notary Public march 8 2022

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BestVest Investments, LTD.

Financial Statements

and Additional Information

December 31, 2021

BestVest Investments, LTD.

December 31, 2021

Table of Contents

ROMEO & CHIAVERELLI LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
BestVest Investments

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BestVest Investments(the "Company"), as of December 31, 2021, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission or contained in schedules I and II, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Brown & Whitel, LLC, CPA's

March 8, 2022

Bala Cynwyd, PA 19004

BestVest Investments, LTD.
Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$ 567,444
Receivable from Broker-Dealers	101,096
Advances and Other Receivables	1,073,701
Restricted Cash	50,000
Right of use lease asset, net	109,211
TOTAL ASSETS	$1,901,452

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 325,884
Lease Liability	114,848
TOTAL LIABILITIES	$ 440,732
STOCKHOLDER'S EQUITY	
Common Stock, no par value 60,000 shares authorized 10,000 shares issued and outstanding	10,000
Additional Paid In Capital	1,310,000
Retained Earnings	140,720
TOTAL STOCKHOLDER'S EQUITY	1,460,720
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,901,452

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Income
Year Ended December 31, 2021

REVENUES	
Commissions	1,117,794
Interest and Dividends	2,974
Investment Advisory Fees	502,811
Mutual Fund Fees	741,754
Other Income	21,900
Total Revenues	$2,387,233
EXPENSES	
Commission and Fee Expense	937,203
Compensation and Benefits	1,156,924
Clearing and Execution Expense	51,211
Occupancy	63,782
Other Expenses	187,392
Total Expenses	$2,396,512
NET LOSS	($ 9,279)

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2021

Schedule of Retained Earnings

Beginning Retained Earnings	$149,999
Net Loss	(9,279)
Retained Earnings	$140,720

Schedule of Additional Paid-In-Capital

Additional Paid in Capital	$1,310,000
Additional Paid in Capital	$1,310,000

Schedule of Common Stock

Common Stock, without par value, 60,000 shares authorized, 10,000 shares issued and authorized	$10,000
Common Stock	$10,000
Total Stockholder's Equity	$1,460,720

The accompanying notes are an integral part of these financial statements

BestVest Investments, LTD.
Statement of Cash Flows
Year Ended December 31, 2021

Cash flows used by operating activities:	
Net Loss	$(9,279)
Adjustments to reconcile net loss to cash provided by operating activities:	
Change in commissions receivable	(3,798)
Change in advances	(27,821)
Change in Right of Use Lease Asset	(55,027)
Change in accounts payable and accrued expenses	40,098
Change in Lease Liability	58,111
Net cash provided by operating activities	2,284
Cash flows from investing activities:	
Net cash used by investing activities	-0-
Cash flows from financing activities:	
Net cash from financing activities	-0-
Net change in cash and cash equivalents	2,284
Cash and cash equivalents at beginning of year	565,160
Cash and cash equivalents end of year	$ 567,444

Supplemental Disclosure of Cash Flow Information –

Interest Paid $231

The accompanying notes are an integral part of these financial statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated on January 20, 1995 under the laws of the State of Michigan. It is a broker-dealer registered with the SEC and is a member of FINRA. It is engaged in the sale of securities including equities, municipal bonds and other financial instruments. The company also has insurance and investment advisory businesses.

The following comprise the company's significant accounting policies:

Method of Accounting

The Company maintains its books and records on the accrual basis recognizing revenue when earned and expenses when incurred in conformity with generally accepted accounting principles.

Recognition of Revenue

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Mutual Fund Fees received (12b-1 Fees) are recognized as income by the Company as received from the fund companies. Investment Advisory Fees are earned through client contractual agreements.

Cash

For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2009, the Company adopted the provision of FASB Accounting Standards Codification 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes" ("**ASC 740-10**"). ASC 740-10 Clarifies the accounting for uncertainty in

income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740-10, the Company used the guidance in ASC 450 (formerly SFAS No. 5 "Accounting for Contingencies"). The adoption of ASC 740-10 had no effect on the financial statements of the Company.

As of December 31, 2021, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S. and Pennsylvania income tax returns. Returns for the years ended December 31, 2018 to 2020 remain open for audit.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Mutual fund fees - The Company has selling agreements with mutual fund companies that allow the Company to sell that company's products to clients resulting in a commission or sales load. Revenues from the sale of mutual fund products are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term. The selling agreements, along with the prospectuses for mutual funds, also allow the Company to earn service fees for providing certain ongoing distribution and marketing support services for that company's products which are held by our clients in the form of 12b-1 payments and retrocessions. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly. Monthly 12b-1 fees are recognized as received while quarterly 12b-1 fees are accrued monthly using managements best estimate based on prior quarterly fees received.

Principal transactions–the Company effects riskless principal transactions which are trades executed through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Revenue from riskless principal transactions consists of mark-ups and mark-downs that result from the Company's purchase and sale of over-the-counter corporate obligations, certificates of deposit including structured notes, and municipal obligations. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

Commissions – consist of charges to clients for the purchase or sale of equities, options, and some fixed income products. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

ASC 606 Revenue Recognition (Continued)

Account maintenance fees – consist of fees charged to clients for various services performed by the Company including the supervision of account activity, ensuring compliance with industry rules and regulations, distributing client funds as requested, and other administrative and operational activities. This fee is charged semi-annually in advance. There is no contract or specific performance obligation associated with the fee however the fee is deferred and recognized over the six month period.

Transaction processing and other account related fees – consist of ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received.

<u>ASC 842 Leases</u>

In February 2016, the Financial Accounting Standards Board ("FASB") published Accounting Standards Update No. 2016-02, Leases ("ASC842"). which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. The new standard was adopted on January 1, 2020 using the modified retrospective method described within ASC 842. Under the new standard, the initial measurement will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

Subsequent to commencement, we have measured the lease liabilities at the present value of the unpaid lease payments, discounted using the rate established at commencement. The lease liabilities are included in Lease Liabilities in the accompanying Statement of Financial Condition.

We will recognize the following amounts in earnings each period of the lease term:

- A single lease cost, calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

We have included the costs of the operating leases in Other Expenses in the accompanying Statement of Income.

Impairment Testing

We subject ROU assets to impairment testing in a manner consistent with other long-lived assets. If the ROU asset is impaired, we amortize the remaining ROU asset evenly over the remaining lease term, except that in periods after the impairment, we continue to present a single lease cost in earnings.
ASC 842 Leases (Continued)

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), the Company is subject to SEC Rule 15c3-1, the Net Capital rule, under which the lease asset would be recorded as a non-allowable asset and the associated liability would be recorded as aggregate indebtedness, both of which could have a materially negative effect on Net Capital computed under SEC Rule 15c3-1. On May 31, 2016, the Securities Industry and Financial Markets Association ("SIFMA") requested relief from the SEC from the net capital impact of the lease capitalization required under ASC 842. On November 8, 2016, the SEC issued a "no action" letter permitting broker-dealers to add back to Net Capital the operating lease asset to the extent of the associated operating lease liability. If the value of the operating lease liability exceeds the value of the associated operating lease asset, the amount by which the liability's value exceeds the associated lease asset must be deducted for net capital purposes. The Company believes that the relief provided by the SEC "no action" letter will substantially negate the effect of the application of ASC 842 on the Company's Net Capital position.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had a net capital of $ 307,235 which was $285,123 in excess of its required net capital of $22,112. The Company's net capital ratio was 1.08 to 1.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions. The account balances often exceed the FDIC insurance limit.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of all major securities exchanges. Nonperformance by its clearing broker in fulfilling its contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities. These activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company is therefore exposed to risk of loss on these transactions in the event of a contra party being unable to meet the terms of their contracts, which may require the Company to purchase or sell financial instruments at prevailing market price

NOTE 5 – GUARANTEES

ASC 460-10, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

NOTE 6 - REGULATORY ACTIONS

The Company had no regulatory actions during the fiscal year.

NOTE 7 – COMMITMENTS

The Company has a lease agreement for office space in Media, PA. The term of this lease is from April 1, 2021 to March 31, 2023. In addition, the Company is obligated to pay for the proportional amount of the building costs. Future minimum lease payments as of December 31, 2021 are as follows:

2022	$ 58,896
2023	14,724
Total	$73,620
Less Discount to Present Value	$ 3,668
Total Finance Lease Liability	69,952

Rent expense for 2021 was $63,782.

NOTE 8 – SUBSEQUENT EVENTS

Events of the Company subsequent to December 31, 2021 have been evaluated through March 8, 2022, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2021. No subsequent events were identified that required disclosure.

BESTVEST INVESTMENTS, LTD.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

BestVest Investments, LTD. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. RBC Correspondent Services is the clearing broker.

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

NET CAPITAL

Total Stockholders' Equity Qualified for Net Capital	$1,460,720
Deduct non-allowable assets	
Investments and receivables from affiliates and prepaids	1,127,886
Other deductions and/or charges	25,600
Total Deductions	1,153,486
Net Capital before haircuts	$ 307,235
Less:	
Haircuts	0
Net Capital	$ 307,235

BESTVEST INVESTMENTS, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2021

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$325,884
Excess Lease Liability	5,637
Total aggregate indebtedness	331,519
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement	22,112
Excess net capital at 1500%	$274,067
Excess net capital at 1000%	$285,122
Ratio: Aggregate Indebtedness to Net Capital	1.08 to 1

BestVest Investments, LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2021

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of
December 31, 2021

Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 310,319
Net Audit Adjustments:	
Net Audit Adjustments	(3,084)
Net Capital per above (Note-2)	$ 307,235

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report

To the Board of Directors:
BestVest Investments
Media, PA

We have reviewed management's statements, included in the accompanying Exemption Report, on which BestVest Investments identified the following provisions of 17 C.F.R. ~15c3-3(k) under which BestVest Investments claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and BestVest Investments stated that BestVest Investments met the identified exemption provisions throughout the most recent fiscal year without exception. BestVest Investments' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BestVest Investments' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

BestVest
INVESTMENTS, LTD.
PLANNING | INVESTMENTS | INSURANCE

600 North Jackson St.
Suite 305
Media, PA 19063

800-434-1776
610-891-2860
Fax: 610-565-8819

February 16, 2022

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief that:

1. The Firm claimed an exemption from SEC rule 15c3-3 under the provisions in paragraph (k)(2)(ii) throughout the calendar year January 1, 2021, to December 31, 2021;

2. The Firm met the identified exemption provisions in SEC rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2021, to December 31, 2021 without exception.

Signed: ______________________ Date: 3/8/2022

James W. O'Connor, President
BestVest Investments, Ltd.
600 N. Jackson Street, Suite 305
Media, PA 19063
(610) 891-2870

ROMEO & CHIAVERELLI LLC
ONE BALA AVENUE
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Board of Directors of:
BestVest Investments, Ltd

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by BestVest Investments, Ltd and the SIPC, solely to assist you and SIPC in evaluating BestVest Investments, Ltd's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. BestVest Investments, Ltd's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in conformance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited FormX-17A-5 for the year ended December 31, 2021, with the Total Revenue amount reported in Form SPIC-7 for the year ended December 31, 2021, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on BestVest

Investments, Ltd's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of BestVest Investments, Ltd and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC, CPA's

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 8, 2022

BESTVEST INVESTMENTS, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE
SECURITIIES INVESTOR PROTECTION COPRPORATION
YEAR ENDED DECEMBER 31, 2021

Period Covered Amount	Date Paid	
General assessment reconciliation for the period January 1, 2021 to December 31, 2021		$ 953
Payment Schedule:		
SIPC-6	7-15-21	534
SIPC-7	1-17-22	419
Balance		$ 0.00